Exhibit 99.2
FOR IMMEDIATE RELEASE — JULY 14, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD.
(TSXV Symbol — PEF)
PETROFLOW ENERGY LTD. ANNOUNCES JUNE 2008 OPERATIONS UPDATE
Petroflow is pleased to provide this update regarding our June 2008 operational results including the current status of our Oklahoma drilling activities.
Overall Operations
During the month of June 2008 our exit rate was 2,610 BOEs (15,660 mcfe), an increase of 14% over May’s exit rate of 2,287 BOEs (13,720 mcfe). We averaged approximately 2,370 BOEs (14,220 mcfe) per day of production during June of which was approximately 18% oil and 82% natural gas and associated liquids.
Oklahoma Drilling Activity
To date we have enjoyed a 100% success rate in our Oklahoma drilling activity. Our average daily production net to our working interest in the field increased 7% over May 2008.
Following is a table outlining the status of our drilling activities in the Hunton resource play.
DRILLING ACTIVITY

Total wells on production as at June 1, 2008	39
Wells brought on production to July 3, 2008	3
Wells currently drilling	3
Wells in completion phase	2
Salt water disposal wells drilled	3
Wells awaiting hookup	—

TOTAL	50
Other areas
The Texas and Alberta properties continue to produce at a steady rate and provide a consistent cash flow for operations.
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
Macam Investor Relations
Cameron MacDonald
403-695-1006
866-264-0743
www.macamgroup.com
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Duncan Moodie, CFO
403-539-4311
www.petroflowenergy.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.